As filed with the Securities and Exchange Commission on November 4, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RAND WORLDWIDE, INC.

(Name of Subject Company (Issuer))

RAND WORLDWIDE, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

05349Y104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Marc L. Dulude

Chief Executive Officer

161 Worcester Road

Suite 401

Framingham, Massachusetts 01701

508-663-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James T. Barrett, Esq.

Eugene W. McDermott Jr., Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, MA 02199-7613

Tel: (617) 239-0100

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$33,036,979.20	$3,838.90

**	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 27,530,816 shares of common stock, par value $0.01 per share, at the tender offer price of $1.20 per share.
*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,838.90	Filing Party: Rand Worldwide, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: October 3, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on October 3, 2014, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on October 27, 2014 (as amended, the “Schedule TO”), by Rand Worldwide, Inc. (“Rand Worldwide” or the “Company”), in connection with the Company’s offer to purchase up to 27,530,816 shares of its common stock, par value $0.01 per share, at a purchase price of $1.20 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2014 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constituted the Offer.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal.

The Schedule TO is hereby amended and supplemented by this Amendment as follows:

Item 11.	Additional Information.

Item 11 is hereby amended and supplemented by adding the following:

(c) On November 4, 2014, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Monday, November 3, 2014. A copy of the press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented to include the following exhibit:

Exhibit Number	Description

(a)(5)(iii)	Press Release announcing final results of the self-tender offer issued by Rand Worldwide, Inc. on November 4, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2014

Rand Worldwide, Inc.

By:	/s/ Marc L. Dulude
Name:	Marc L. Dulude
Title:	Chief Executive Officer

Exhibit Index

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 3, 2014*

(a)(1)(ii)	Letter of Transmittal*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Stockholders*

(a)(1)(v)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Letter to Clients*

(a)(5)(i)	Press Release issued by Rand Worldwide, Inc. on October 3, 2014*

(a)(5)(ii)	Press Release announcing waiver of Financing Condition issued by Rand Worldwide, Inc. on October 27, 2014*

(a)(5)(iii)	Press Release announcing final results of the self-tender offer issued by Rand Worldwide, Inc. on November 4, 2014

(b)(1)	Commitment Letter of JPMorgan Chase Bank, National Association, dated September 26, 2014*

(c)(1)	Fairness Opinion of Covington Associates, dated September 29, 2014 (incorporated by reference to Annex A to the Offer to Purchase)*

(d)(1)	Stock Purchase Agreement by and between RWWI Holdings LLC and 3K Limited Partnership, dated September 26, 2014 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Schedule 13D filed on September 29, 2014 by Ampersand 2006 Limited Partnership and the other filing persons named therein)*

(d)(2)	Letter to Optionholders*

*	Previously filed